                                                                                          Exhibit 12.2
UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	Nine Months Ended
	September 30

	2004	2003
	(In Millions)
Earnings:

Loss before income taxes	$(980)	$(2,332)
Fixed charges, from below	466	521
Undistributed earnings of affiliates	-	2
Interest capitalized	(1)	(2)

Loss	$ (515)	$(1,811)

Fixed charges:

Interest expense	$ 337	$ 409
Preferred stock dividend requirements	7	7
Portion of rental expense representative
of the interest factor	122	105

Fixed charges	$ 466	$ 521

Ratio of earnings to fixed charges	(a)	(a)

__________
(a)  Earnings were inadequate to cover fixed charges and preferred stock dividend requirements by $981 million in 2004 and $2.3 billion in 2003.